02020401

RECEIVED MAR 0 1 2002 SEC MAIL PROCESSING WASH, D.C. 354 SECTION

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

PE

For ...18 February....2002

PROCESSED MAR 0 8 2002 P THOMSON FINANCIAL

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X......   Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..........   No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 18 February 2002

BY.............................
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES ANNOUNCES CONSTRUCTION PARTNERSHIP AGREEMENTS

United Utilities today announces the signing of three framework agreements for the construction of new water and wastewater projects.

The agreements have been signed with three joint venture companies – HMB Alliance, KMI Alliance and Galliford Costain, and cover the construction of capital schemes over the next three years. These schemes account for approximately 25 per cent of the water and wastewater investment programme in the current regulatory period, which ends in March 2005.

John Roberts, Chief Executive of United Utilities, said:

> "These agreements will enable us to achieve increased efficiencies in our capital programme through improved planning and greater standardisation in our approach to design and construction. This will provide more certainty for ourselves and our construction partners."

Further information:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Simon Bielecki, Investor Relations Manager	01925 237033
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

Notes

The licensed multi-utility operations business of United Utilities PLC brings together the management and operation of the licensed water, wastewater and electricity distribution network assets in North West England.

It treats and distributes around 2,000 million litres of water a day to, and removes and treats wastewater from, nearly 3 million homes and businesses. It distributes over 24,000 gigawatt hours of electricity annually to more than 2 million homes and businesses.

With its utility networks sharing a common geographical footprint, the business is a genuine multi-utility with an unrivaled opportunity to pursue synergy benefits from managing these networks.

The three successful joint venture companies are HMB Alliance (Harbour and General Works Limited and Morgan Est plc and Barhale Construction plc); KMI Alliance (Kier Construction Limited, J Murphy and Sons Limited and Interserve Project Services Limited) and Galliford/Costain JV (Galliford UK Limited and Costain Limited).

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.